UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------


                               SCHEDULE 13G/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                          SYCAMORE NETWORKS, INC.
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                              (Name of Issuer)



                  Common Stock, Par Value $.001 Per Share
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                       (Title of Class of Securities)



                                871206 10 8
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                               (CUSIP Number)



                             December 31, 2001
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          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 871206 10 8
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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gururaj Deshpande
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) |_|
                                                         (b) |_|
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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                           5        SOLE VOTING POWER
     NUMBER OF                      24,856,907 shares
       SHARES              -----------------------------------------------------
    BENEFICIALLY           6        SHARED VOTING POWER
      OWNED BY                      -0- shares
        EACH               -----------------------------------------------------
     REPORTING             7        SOLE DISPOSITIVE POWER
       PERSON                       24,856,907 shares
        WITH               -----------------------------------------------------
                           8        SHARED DISPOSITIVE POWER
                                    -0- shares
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         24,856,907 shares
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                          |X|
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.1%
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12       TYPE OF REPORTING PERSON
         IN
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Item 1(a).      Name of Issuer:

         Sycamore Networks, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

         150 Apollo Drive
         Chelmsford, MA  01824

Item 2(a).      Names of Persons Filing:

         Gururaj Deshpande ("Mr. Deshpande")

Item 2(b).      Address of Principal Business Office or, if None, Residence:

         150 Apollo Drive
         Chelmsford, MA  01824

Item 2(c).      Citizenship:

         United States of America

Item 2(d).      Title of Class of Securities:

         Common Stock, par value $.001 per share (the "Common Stock")

Item 2(e).      CUSIP Number:

         871206 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.         Ownership.

                (a) Amount beneficially owned:

         Mr. Deshpande beneficially owns an aggregate of 24,856,907 shares of the outstanding Common Stock. This number of shares does not include (i) 17,918,400 shares of Common Stock held by The Gururaj Deshpande Grantor Retained Annuity Trust (the "Annuity Trust") and (ii) 2,937,500 shares of Common Stock held by The Deshpande Irrevocable Trust (the "Irrevocable Trust"). Mr. Deshpande has no power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock held by the Annuity Trust or the Irrevocable Trust, and Mr. Deshpande expressly disclaims beneficial ownership of all of the shares of Common Stock held by the Annuity Trust and the Irrevocable Trust. All share ownership numbers and percentages set forth in this Section 13G/A exclude all of the shares of Common Stock held by the Annuity Trust and the Irrevocable Trust.

                (b) Percent of class:

         The shares of Common Stock beneficially owned in the aggregate by Mr. Deshpande represent approximately 9.1% of such class.

                (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:

         Mr. Deshpande has the sole power to vote or to direct the vote of 24,856,907 shares of Common Stock.

                (ii) Shared power to vote or to direct the vote:

         Mr. Deshpande does not share power to vote or to direct the vote of any shares of Common Stock.

                (iii) Sole power to dispose or to direct the disposition of:

         Mr. Deshpande has the sole power to dispose or to direct the disposition of 24,856,907 shares of Common Stock.

                (iv) Shared power to dispose or to direct the disposition of:

         Mr. Deshpande does not share power to vote or to direct the vote of any shares of Common Stock.

Item 5.         Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.         Identification and Classification of Members of the Group.

         Not applicable.

Item 9.         Notice of Dissolution of Group.

         Not applicable.

Item 10.        Certification.

         Not applicable.

                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2002


                                             /s/ Gururaj Deshpande
                                            ------------------------------------
                                            Gururaj Deshpande